UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

QUOTIENT LIMITED

(Exact name of registrant as specified in its charter)

Jersey, Channel Islands	001-36415	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

B1, Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland		Not Applicable
(Address of principal executive offices)		(Zip Code)

Viviane Montarnal

Head of Legal Affairs & Compliance

+41 22 545 82 57

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Quotient Limited (“Quotient”) for the reporting period January 1 to December 31, 2020 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available on Quotient’s website at https://www.quotientbd.com/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

Quotient has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

SECTION 2 - EXHIBITS

Item 2.01	Exhibit

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2020 to December 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 25, 2021

QUOTIENT LIMITED

By:	/s/ Manuel O. Méndez
Name: Manuel O. Méndez
Title: Chief Executive Officer